UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-36322

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park P.O. Box 240 Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following materials being furnished by Lumenis Ltd. (“Lumenis”) in connection with its special general meeting of shareholders (the “Meeting”) that will be held at Lumenis’ executive offices, located at Yokneam Industrial Park, Hakidma 6, Yokneam 2069204, Israel, on Monday, August 3, 2015, at 11:00 a.m. (Israel time):

1.
Exhibit 99.1: Cover Letter, Notice of Special General Meeting of Shareholders and Proxy Statement, each dated July 9, 2015, being mailed to the shareholders of Lumenis in connection with the Meeting, together with the following appendices thereto:

 (a) Appendix A – Agreement and Plan of Merger, dated as of June 18, 2015, by and among Laguna Merger Sub Ltd., Laguna Holdco Ltd., and Lumenis (attached as Exhibit 99.1(a) hereto); and

 (b) Appendix B – Opinion of Ernst & Young (Israel) Ltd. dated June 17, 2015 (attached as Exhibit 99.1(b) hereto).

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Lumenis for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: July 9, 2015	By:	/s/ Ido Warshavski
	Name:	Ido Warshavski
	Title:	Vice President, General Counsel and Corporate Secretary

                                Exhibit Index

Exhibit No.	Exhibit Description
99.1
Cover Letter, Notice of Special General Meeting of Shareholders and Proxy Statement, each dated July 9, 2015, being mailed to the shareholders of Lumenis in connection with Lumenis’ special general meeting of shareholders that will be held on Monday, August 3, 2015.

99.1(a)	Appendix A to Proxy Statement: Agreement and Plan of Merger, dated as of June 18, 2015, by and among Laguna Merger Sub Ltd., Laguna Holdco Ltd., and Lumenis
99.1(b)	Appendix B to Proxy Statement: Opinion of Ernst & Young (Israel) Ltd. dated June 17, 2015.
99.2	Proxy Card being mailed to the shareholders of Lumenis for use in connection with Lumenis’ special general meeting of shareholders that will be held on Monday, August 3, 2015.